Michael L. Pflaum
(212) 801-6843

                                                    April 17, 2006

VIA FACSIMILE, FIRST CLASS MAIL AND EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 6010

Attn:    Mr. Russell Mancuso
         Mr. Tom Jones

                  Re:    SmarTire Systems Inc. (the "Company")
                         Registration Statement on Form SB-2/A (No. 333-126386)

Ladies and Gentlemen:

            On behalf of the Company, we hereby request that the above-referenced Registration Statement be withdrawn at this time. The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company's decision to withdraw the Registration Statement was made in response to a telephone call from Mr. Tom Jones of the Securities and Exchange Commission to Michael D. Helsel, legal counsel to the Company indicating that the SB-2/A had been filed under an incorrect filing number. The Company will be re-filing the SB-2/A with the correct filing number.

            In accordance with Rule 477 under the Securities Act of 1933, as amended, and certain telephone interpretations of the staff, the Company respectfully requests that the registration filing fee previously paid in connection with the Registration Statement be carried forward and taken into account in any subsequent Securities Act filing.

            Please do not hesitate to contact me (tel:  212-801-6843) or Michael
D. Helsel of this office (tel: 212-801-6962) if you have any questions regarding this letter.

                                          Very truly yours,


                                          /s/ Michael L. Pflaum

                                          Michael L. Pflaum